Acorn HoldCo, Inc.

901 Explorer Boulevard

Huntsville, Alabama 35806

(256) 963-8000

November 30, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-4

(File No. 333-259251) of Acorn HoldCo, Inc. (the “Registrant”)

Ladies and Gentlemen:

On behalf of the Registrant, and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended (the “Act”), the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m., Eastern Time, on December 2, 2021, or as soon thereafter as practicable. In making this acceleration request, the Registrant acknowledges that it is aware of its obligations under the Act.

The Registrant requests to be notified of such effectiveness by a telephone call to Tim Cruickshank of Kirkland & Ellis LLP at (212) 446-4794 and that such effectiveness be confirmed in writing.

Thank you for your assistance in this matter.

Very truly yours, ACORN HOLDCO, INC.
By:	/s/ Michael K. Foliano
Name:	Michael K. Foliano
Title:	Chief Financial Officer

Signature Page to Acceleration Request